SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

XML - Global Technologies, Inc.
 (Name of Issuer)

         Common Stock
(Title of Class of Securities)

           78 375 P 10 5
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado 80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                 August 23, 2002, April 21, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 8 Pages

SCHEDULE 13

CUSIP NO.    78 375 P 10 5                                                                                       Page 2 of 8 Pages

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

         Paradigm Group II, LLC

(2)      Check the Appropriate Box if a Member       (a) [  ]
         of a Group*                                                    (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*      WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

         U.S.A.

Number of Shares	(7) Sole Voting Power -0-
Beneficially Owned	(8) Shared Voting Power 75,664,519
by Each Reporting	(9) Sole Dispositive Power 75,664,519
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         75,664,519 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     85.3%

(14)     Type of Reporting Person*       CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 8 Pages

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of XML - Global Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is Suite 9, 1818 Cornwall Street, Vancouver, British Columbia V6J 1C7 Canada.

ITEM 2.      IDENTITY AND BACKGROUND

       (a)-(c)      This Statements is being filed by Paradigm Group II, LLC, a Delaware limited liability company ("Paradigm Group"), with principal offices located at 3000 Dundee Road, Suite 105, Northbrook, Illinois 60062. Paradigm Group is a private investment fund engaged in holding investments. The names and addresses of the controlling persons of Paradigm Group are as follows:
Sheldon Drobny 3000 Dundee Road, Suite 105 Northbrook, Illinois 60062
Mr. Drobny's principal occupation or employment is as a managing member of Adler, Drobny and Fischer, LLC, certified public accountants. He is also a Managing Director of Paradigm Group II, LLC.
Aaron Fischer 3000 Dundee Road, Suite 105 Northbrook, Illinois 60062
Mr. Fischer's principal occupation or employment is as a managing member of Adler, Drobny and Fischer, LLC, certified public accountants. He is also a Managing Director of Paradigm Group II, LLC.
Javier Saade 3000 Dundee Road, Suite 105 Northbrook, Illinois 60062

Mr. Saade's principal occupation or employment is Managing Director of Paradigm Group II, LLC.

       (d)-(f)      All of the persons identified in this Item 2 are natural persons and citizens of the United States of America. During the last five years, none of the persons identified in this Item 2 has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 8 Pages

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       All of the shares of Common Stock purchased by or on behalf of Paradigm Group in open market transactions were acquired from working capital funds.

       The Company entered into a Common Stock and Warrant Purchase Agreement dated August 23, 2002 with Paradigm Millennium Fund, LP, a Delaware limited partnership ("Paradigm Millennium Fund") (the "Purchase Agreement"). Paradigm Group serves as the sole General Partner of Paradigm Millennium Fund and has an undivided 20% interest in the profits and a 6.21% interest as an investor of Paradigm Millennium Fund. Under the Purchase Agreement, Paradigm Millennium Fund purchased 10,000,000 shares of Common Stock and Warrants exercisable to purchase an additional 6,000,000 shares of Common Stock in consideration of $1,800,000.

       Paradigm Group acquired and additional 2,415,209 (net) shares of Common Stock under an agreement between the Company, on the one hand, and Xformity, Inc., a Delaware corporation, Paradigm Group and Paradigm Millennium Fund, on the other, dated as of January 29, 2003 (the "Xformity Agreement"), pursuant to which Paradigm Group assigned to the Company and OEM License which it acquired from Xformity covering certain technology developed by Xformity. In consideration of an assignment of the OEM license, the Company issued to Paradigm Group an aggregate of 5,600,000 shares of Common Stock, Class A Warrants exercisable to purchase an additional 5,681,633 shares of Common Stock at an exercise price of $0.50 per share, and Class B Warrants exercisable to purchase an additional 2,072,886 shares of Common Stock at an exercise price of $1.00 per share. Paradigm Group assigned 3,184,791 of the shares of Common Stock received in this transaction to Paradigm Millennium Fund.

       Paradigm Group acquired an aggregate of 710,000 shares of Common Stock in market transactions on June 2, 2003 through June 5, 2003, for aggregate consideration of $40,291.20.

       Effective April 21, 2003, Paradigm Millennium Fund entered into a Term Sheet with the Company pursuant to which Paradigm Millennium Fund agreed to purchase and the Company agreed to sell 20,000,000 units of the Company's securities at a price of $0.01 per unit, each unit to consist of one share of Common Stock and one Warrant exercisable until December 31, 2005 to purchase an additional share of Common Stock at an exercise price of $0.065 per share. To date, Paradigm Millennium Fund has paid $75,000. The agreement provided for Paradigm Millennium Fund to pay an additional $25,000 upon written demand by the Company but no sooner than May 15, 2003. The Term Sheet further provides that thereafter, the balance of 10,000,000 units would be purchased by Paradigm Millennium Fund upon demand by the Company as jointly determined by the Company and Paradigm Group. To date, only $75,000 has been paid by Paradigm Millennium Fund under the Term Sheet. The Term Sheet also provides for the payment of a 9% financing fee, payable in kind in the form of Units purchased and sold under the Term Sheet. That 9% fee consists of an aggregate of 1,800,000 shares of Common Stock and Warrants exercisable to purchase an additional 1,800,000 shares of Common Stock. By agreement between Paradigm Millennium Fund and Paradigm Group, those Units have been shared equally, with

Page 5 of 8 Pages

900,000 Units issued to Paradigm Millennium Fund and 900,000 Units issued to Paradigm Group. In addition, the Term Sheet provided for the payment of a one time non-accountable expense allowance of $5,000, payable in kind in the form of Units, representing an additional 500,000 Units issued to Paradigm Group. Finally, the Term Sheet provided for the issuance of Warrants as a placement fee equal to 5% of the Term Sheet financing, which fee represents the issuance of 500,000 Warrants to Paradigm Millennium Fund and an additional 500,000 Warrants issuable to Paradigm Group.

ITEM 4.      PURPOSE OF TRANSACTION

       Paradigm Group, as General Partner of Paradigm Millennium Fund, entered into the Purchase Agreement on behalf of Paradigm Millennium Fund for investment. Paradigm Group and Paradigm Millennium Fund entered into the Xformity Agreement for investment. Paradigm Group acquired shares of Common Stock in open market transactions for investment. Paradigm Group reserves the right to acquire additional shares of Common Stock as well as to dispose of any and all of the shares owned by it at any time or from time to time and at prices determined by it.

       Under the terms of the Purchase Agreement, Paradigm Millennium Fund was granted the right to designate one representative to serve as a member of the Company's board of directors. In February 2003, Mr. Sergio Nesti, Paradigm Millennium Fund's designee, was elected to serve on the Company's board of directors.

       Effective January 29, 2003, Paradigm Group entered into a Voting Agreement with the Company pursuant to which Paradigm Group agreed to exercise any and all voting rights to which it may be entitled by virtue of its beneficial ownership of shares of the Company's Common Stock in a manner directed in writing by the Company. That Voting Agreement remains in effect until January 31, 2005.

       Except as otherwise described above, Paradigm Group has no plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the business or corporate structure of the Company, (vii) any changes in the charter or bylaws of the Company or any instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above.

       Paradigm Group reserves the right to change its intention with respect to any or all matters referred to in this Item 4.

Page 6 of 8 Pages

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       (a)      At the close of business on June 10, 2003, Paradigm Group beneficially owned 4,525,209 shares of Common Stock and Warrants exercisable to purchase an additional 9,654,519 shares of Common Stock.

               At the close of business on June 10, 2003, Paradigm Millennium Fund beneficially owned 34,084,791 shares of Common Stock and Warrants exercisable to purchase an additional 27,400,000 shares of Common Stock, which includes all securities issuable under the Term Sheet as described in Item 4 above.

                Paradigm Group includes in its beneficial ownership 100% of the shares of Common Stock and Warrants exercisable to purchase shares of Common Stock held of record by Paradigm Millennium Fund, notwithstanding the fact that Paradigm Group holds a pecuniary interest with respect to 6.21% of those securities, within the meaning of Rule 16a-1(a)(2)(ii).

               Giving effect to the securities held of record by Paradigm Millennium Fund, Paradigm Group would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 75,664,519 shares of Common Stock, consisting of 38,610,000 shares of Common Stock and Warrants exercisable to purchase an additional 37,054,519 shares of Common Stock. Those securities represent 85.3% of the issued and outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-1 under the Exchange Act.

       (b)      Paradigm Group has the sole dispositive power with respect to all of the shares of Common Stock and Warrants identified in Item 5(a) above. Voting power with respect to the securities identified in Item 5(a) above is covered by the Voting Agreement more fully described in Item 4 above.

                The following shares of Common Stock and Warrants were acquired by Paradigm Millennium Fund under the Purchase Agreement and Xformity Agreement described in Item 4:
Date	Consideration	Number of Shares	Number of Warrants
August 23, 2002	$ 1,000,000	5,000,000	3,000,000
October, 2002	$ 327,869	1,875,000	1,125,000
January 30, 2003	$ 472,131	3,125,000	1,875,000
January 29, 2003	Xformity Agreement	3,184,791	0

               The following shares of Common Stock and Warrants were acquired by Paradigm Group under the Xformity Agreement described in Item 4:
Date	Consideration	Number of Shares (net)	Number of Warrants
January 29, 2003	Xformity Agreement	2,415,209	7,754,519

Page 7 of 8 Pages

              The following shares of Common Stock were acquired in open market transactions by Paradigm Group at the prices and on the dates specified:
Date	Price Per Share	Number of Shares
June 2, 2003	$0.055	17,000
June 2, 2003	$0.052	50,000
June 2, 2003	$0.050	50,000
June 2, 2003	$0.045	50,000
June 2, 2003	$0.045	50,000
June 2, 2003	$0.047	18,500
June 2, 2003	$0.053	3,000
June 2, 2003	$0.055	100,000
June 2, 2003	$0.058	30,000
June 2, 2003	$0.06	15,000
June 3, 2003	$0.079	100,000
June 3, 2003	$0.07	50,000
June 4, 2003`	$0.076	50,000
June 5, 2003	$.07263	126,500

Except as described herein, none of the control persons of Paradigm Group identified in Item 2 above beneficially own shares of Common Stock of the Company, nor have any such persons effected transactions in shares of Common Stock during the past sixty (60) days.

       (c)      Paradigm Group has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       See response to Item 4 above.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS
Exhibit A	Purchase Agreement dated August 23, 2002 and Amendment dated January 30, 2003
Exhibit B	Xformity Agreement dated January 29, 2003
Exhibit C	Voting Agreement dated January 29, 2003
Exhibit D	Term Sheet dated April 21, 2003

Page 8 of 8 Pages

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 13, 2003 (Date)
/s/ Sheldon Drobny (Signature)
Sheldon Drobny, Managing Member (Name/Title)